SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)*



                            ESC Medical Systems Ltd.
                                (Name of Issuer)

                  Ordinary Shares, NIS 0.10 par value per Share
                         (Title of Class of Securities)

                                    M40868107
                                 (CUSIP Number)

                             Edward Klimerman, Esq.
                      Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
                                 (212) 698-7700
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 23, 1999
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


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CUSIP No. M40868107           13D
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     This Amendment No. 16 (the "Amendment") amends and supplements the Schedule
13D filed on October 9, 1998, as previously amended and restated by Amendment No. 1, filed on March 12, 1999 and further amended by Amendment No. 2 filed on March 23, 1999, Amendment No. 3 filed on March 26, 1999, Amendment No. 4 filed on April 15, 1999, Amendment No. 5 filed on April 20, 1999, Amendment No. 6 filed on May 11, 1999, Amendment No. 7 filed on May 13, 1999, Amendment No. 8 filed on May 21, 1999, Amendment No. 9 filed on June 2, 1999, Amendment No. 10 filed on June 3, 1999, Amendment No. 11 filed on June 16, 1999, Amendment No. 12 filed on June 17, 1999, Amendment No. 13 filed on June 18, 1999, Amendment No. 14 filed on June 21, 1999 and Amendment No. 15 filed on June 22, 1999 (the "Schedule 13D"), on behalf of Mr. Arie Genger ("Genger"), TPR Investment
Associates,   Inc.,   a  Delaware   corporation   ("TPR"),   TPR's   subsidiary,
Trans-Resources,   Inc.,  a  Delaware   corporation   ("TRI"),   TRI's  indirect
subsidiary, Haifa Chemicals Holdings Ltd., a company incorporated in the State of Israel ("HCH"; Genger and said corporations, all of which are directly or indirectly controlled by Genger, being collectively called the "TRI Entities"), and Mr. Thomas G. Hardy ("Hardy"; Hardy and the TRI Entities being collectively called the "Reporting Persons") with respect to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., a company incorporated in the State of Israel (the "Company"). The Reporting Persons are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

     On June 23, 1999, Messrs. Genger and Barnard J. Gottstein ("Gottstein") and the Company reached a compromise with respect to the election of directors of the Company which had been contested by Messrs. Genger and Gottstein and which was to be decided at the June 23 shareholders meeting. The terms of the compromise are set forth in the letter of agreement attached hereto as Exhibit 35 and which is incorporated herein by reference.

     Other than as described above and as previously described in the Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.

Item 7. Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

     Exhibit 35: Letter of Agreement, dated June 23, 1999, from Messrs. Genger and Gottstein to the Company


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CUSIP No. M40868107           13D
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 1999

                                /s/  Arie Genger
                                ------------------------------------------------
                                Arie Genger

                                TPR INVESTMENT ASSOCIATES, INC.


                                By:  /s/ Arie Genger
                                     -------------------------------------------
                                        Arie Genger, President


                                TRANS-RESOURCES, INC.


                                By:  /s/ Arie Genger
                                     -------------------------------------------
                                         Arie Genger, Chairman of the Board


                                HAIFA CHEMICALS HOLDINGS LTD.(1)


                                By:  /s/ Arie Genger
                                     -------------------------------------------
                                         Arie Genger

                                 /s/ Thomas G. Hardy
                                 -----------------------------------------------
                                     Thomas G. Hardy


--------
(1) Pursuant to power of attorney


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CUSIP No. M40868107           13D
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                                  EXHIBIT INDEX



Exhibit
 Number                                   Title                           Page
 ------                                   -----                           ----
   35              Letter of Agreement, dated June 23,                     5
                   1999, from Messrs. Genger and Gottstein
                   to the Company




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